Kama Resources Inc.

Suite 1707-B, 17th Floor, CTS Center 219

Zhong Shan Wu Road Guangzhou, China 510030

Tel. 8613808821282 Fax. 86208333258

March 8, 2012

United States Securities and Exchange Commission

Washington, D.C. 20549

Attn: Maryse Mills-Apenteng Special Counsel

Re: Kama Resources Inc. Amendment No.7 to Registration Statement on Form S-1 Filed February 15, 2012 File No. 333-164206

This cover letter is a response to the comment letter sent by the United States Securities and Exchange Commission. Below are comments regarding the issues raised in their comment letter.

 1. An executed escrow exhibit has now been filed as an exhibit.

2. The cover page and related risk factor has been revised.

3. The Terms of Sale of Securities has been revised to include the person that will evaluate whether the minimum amount of subscriptions has been received and when this determination must be made. We have disclosed when the offering will end.

Please fax all comments to 949-272-0088 and to Jill Arlene Robbins at 305-531-1274.

Sincerely,

-S-

Dayong Sun